UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2004

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

1.News Release March 24, 2004: Mindoro Nickel Project MPSA Reinstated

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE: March 24, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

WWW.CREWGOLD.COM

N E W S   R E L E A S E

Mindoro Nickel Project MPSA Reinstated

LONDON, United Kingdom, DATE March 24, 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-other: CRUGF): Crew Gold Corporation (“Crew”) is pleased to report that its Philippine affiliate Aglubang Mining Corp has received notification that a resolution, issued by the Office of the President has been released, revoking and setting aside the cancellation of its MPSA (Mineral Production-Sharing Agreement) docketed as No. 167-2000-IV.  The resolution effectively reinstates fully the MPSA and title to the property and re-emphasized that issues regarding the implementation of the MPSA must be resolved under the terms of this agreement.  The response of the Office of the President is a clear and strong signal of the change in attitude of the Government of the Philippines towards mining, from that of tolerance to active promotion and acknowledges the MPSA as a tool for investment protection.

Aglubang Mining Corp controls 100% of a large nickel-laterite deposit, located in Mindoro Island, which has been explored by Crew Minerals Philippines (a wholly-owned subsidiary of Crew Minerals AS) since 1997.  In year 2000, Crew Minerals Phil., Inc assigned the property to Aglubang Mining Corporation.  The company suspended its evaluation of the economic feasibility of this project, when the MPSA, covering a large portion of the total resource, unexpectedly was cancelled in July 2001.

Crew is committed to conducting business in an environmentally and socially responsible manner.  The company gives special employment consideration to local workforce and maintain a policy of increasing the employment of local people in its operation.  The company has recently commissioned its first new mine(gold) and is preparing for the development of a second mining operation (olivine) in Greenland, an environmentally highly sensitive area, under the highest World Bank and European environment and social standards and in cooperation with local government-owned partners.

Jan A. Vestrum

President & CEO

This news release contains certain “Forward-Looking Statements”.  All Statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change

For more information please contact our UK Head Office (TEL +44 1932 268 755), or Crew’s Oslo Office (TEL +47 2212 1650), or send an email IR@crew.no. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our website www.crewgold.com